ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

July 9, 2021	Keith MacLeod
T: 617-951-7475
Keith.MacLeod@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Anu Dubey

Re:	PIMCO Flexible Emerging Markets Income Fund
File Nos. 333-254586 and 811-23648

Dear Ms. Dubey:

This letter is being filed to respond to the comments received from you on June 30, 2021 on Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 (the “Registration Statement”) relating to the common shares of beneficial interest of PIMCO Flexible Emerging Markets Income Fund (the “Fund”), which was filed with the Securities and Exchange Commission (the “SEC”) on June 22, 2021. The below responses will be reflected, to the extent applicable, in Pre-Effective Amendment No. 3 to the Registration Statement.

The following sets forth the Staff’s comments and the Fund’s responses thereto.

PROSPECTUS

1.

Comment: Regarding the sentence on page 2, “For example, the Fund will generally consider a country to be an emerging market country based on a number of factors including if the country is classified as an emerging or developing economy by the World Bank or if the country is considered an emerging market country for purposes of constructing certain emerging markets indices,” please delete “For example.”

Response: The Fund will make the requested change.

2.	Comment: Regarding the same sentence, please name the specific emerging markets indices referenced in “certain emerging markets indices.”

Response: The Fund will make the requested change and revise the noted disclosure as follows:

~~For example,~~ The Fund will generally consider a country to be an emerging market country based on a number of factors including if the country is classified as an emerging or developing economy by the World Bank or if the country is considered an emerging market country for purposes of constructing certain emerging markets indices, specifically, the J.P. Morgan Emerging Market Bond Index, J.P. Morgan Government Bond Index-Emerging Markets and J.P. Morgan Corporate Emerging Markets Bond Index.

3.

Comment: On page 12, please explain to us how the following factors for establishing that an instrument is “economically tied” to an emerging market country would expose the Fund’s assets “to the economic fortunes and risks of the country or geographic region indicated by its name”[1]:

a.	“for an asset-backed or other collateralized security, the country in which the collateral backing the security is located is an emerging market country”

Response: For purposes of this test, the location of the collateral for mortgage-backed securities is generally the location of the underlying property and the location of the collateral for asset-backed securities is generally the location of the underlying property or, in the case of unsecured debt, the underlying borrower. The value of the collateral, which in turn may result in a reduction in the value of the security, may therefore be impaired by developments in the emerging market in which the collateral is located. In this way, the security is exposed to the economic fortunes and risks of the emerging market.

b.	“the ‘country of risk’ of the issuer’s ultimate parent”

Response: Developments affecting the issuer’s ultimate parent—for example, the parent’s credit quality—may have a bearing on the credit quality and risks of the issuer and the value of the securities it issues. Where the issuer’s ultimate parent’s “country of risk” is an emerging market, the parent is tied to the emerging market through management location, stock exchange listing, sales or revenue, and/or reporting currency. Additionally, the government of the parent’s “country of risk” could impose a new law that may damage the parent’s creditworthiness. Developments affecting that emerging market may therefore influence the parent and, thereby, the issuer and the securities it issues. In this way, the “country of risk” of the issuer’s ultimate parent exposes the securities issued by an issuer to the economic fortunes and risks of an emerging market.

4.

Comment: Regarding the use, as disclosed on page 12, of “sales or revenue attributable to the country” as a factor to determine an issuer’s “country of risk,” the Staff believes that, consistent with footnote 26 in the adopting release for Rule 35d-1 under the Investment Company Act of 1940, as amended, the proportion of sales or revenue that is attributable to the country must be at least 50%.

1 Investment Company Names, Investment Company Act Rel. No. 24828 (Jan. 17, 2001).

Response: The Fund respectfully disagrees and distinguishes the scenario suggested in footnote 26, in which an investment company uses a criterion that requires a “specified proportion” of sales or revenue to be attributable to a qualifying country or region, from the test employed by the Fund, in which sales or revenue is one of several factors considered. However, solely for the purpose of having the Registration Statement declared effective, the Fund will revise the noted disclosure as follows:

“Country of risk” is a separate four-part test determined by the following factors, listed in order of importance: (i) management location (the location of key issuer leaders such as the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and/or General Counsel); (ii) country of primary listing (the country of the exchange on which an issuer’s primary class of common stock is listed); (iii) country to which the largest proportion of the issuer’s sales or revenue is attributable ~~to the country~~; and (iv) reporting currency of the issuer (the currency used to report financial information in an issuer’s financial statements).

5.

Comment: Regarding the sentence on page 13, “Subject to the 80% policy, the Fund may invest in securities of U.S. issuers and in securities of foreign (non-U.S.) issuers in developed markets,” please revise this sentence to conform to the corresponding disclosure on page 2, i.e., please replace “subject to the Fund’s 80% policy” with “the Fund may invest up to 20% of its net assets (plus any borrowings for investment purposes)…”

Response: The Fund will revise the noted disclosure as follows:

~~Subject to the 80% policy,~~ The Fund may invest up to 20% of its net assets (plus any borrowings for investment purposes) in securities of U.S. issuers and in securities of foreign (non-U.S.) issuers in developed markets. The Fund may also invest directly in foreign currencies, including currencies of emerging market countries.

6.	Comment: Regarding the disclosure added on page 137 in “Reductions and Waivers of Initial Sales Charges and EWCs,” please:

a.

Delete “generally” in the sentence, “The Distributor generally follows how Internal Revenue Service regulations classify ‘hardship’ – a financial hardship may occur when an individual has an immediate and heavy financial need and the money to be withdrawn from the shareholder’s account is necessary to meet that need.”

Response: The Fund will make the requested change.

b.

Regarding the requirement in order for a waiver or reduction of the early withdrawal charge that there will be “minimal cost borne by the Distributor associated with the repurchase,” please add a sentence defining what would qualify as “minimal cost,” similar to what you have done for “hardship.”

Response: The Fund will add the following sentence to the noted disclosure:

The Distributor ~~generally~~ follows how Internal Revenue Service regulations classify “hardship” – a financial hardship may occur when an individual has an immediate and heavy financial need and the money to be withdrawn from the shareholder’s account is necessary to meet that need. The Distributor generally determines an EWC waiver or reduction to be of “minimal cost” where the shareholder can demonstrate that the repurchase triggering the EWC was inadvertently executed during the period subject to the EWC and substantially all of the EWC period has lapsed.

c.	Please clarify that the Distributor will apply a waiver or reduction of the EWC uniformly to all shareholders eligible for such waiver or reduction.

Response: The Fund will revise the noted disclosure as follows:

EWCs on Class A-2 and Class A-4 Common Shares may be reduced or waived for repurchases where the shareholder can demonstrate hardship and/or there will be minimal cost borne by the Distributor associated with the repurchase. What qualifies as “hardship” and “minimal cost” borne by the Distributor will be determined in the sole discretion of the Distributor, but will be applied uniformly to all shareholders that can demonstrate such hardship or for which there will be such minimal cost.

In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

* * * * *

We believe that this submission fully responds to your comments. Please feel free to call me at (617) 951-7475 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Keith MacLeod

Keith MacLeod

cc:	Wu-Kwan Kit, Esq.
Timothy Bekkers, Esq.
David C. Sullivan, Esq.
Nathan Briggs, Esq.
Maren Eisenmesser, Esq.